EXHIBIT 99.1

LFTD Partners Inc. Reports Q1 2023 Financial Results

JACKSONVILLE, FL, May 15, 2023 (Accesswire) – LFTD Partners Inc. ("LFTD Partners" or the "Company") (OTCQB: LIFD), the corporate parent of Lifted Made, maker of the award-winning Urb and Silly Shruum brands of hemp and psychoactive products, today reported its first quarter 2023 financial results.

Nicholas S. Warrender, Vice Chairman and COO of LFTD Partners and Founder and CEO of Lifted Made, said, “We’ve made tremendous progress this year to position ourselves for long term growth and we generated over $12 million in top line and generated over $2 million in EBITDA in Q1. We recently entered into a five-year agreement to serve as the exclusive worldwide manufacturer and distributor of vape and gummy products for Cali Sweets in California, under the brand names Koko Puffz and Koko Yummiez. The feedback we are hearing is very positive on our new Koko branded product launches. We also recently entered into a multi-year agreement with Diamond Supply Co. in California, to serve as the exclusive worldwide manufacturer of Diamond-branded hemp-derived products. Diamond is a leading brand in skateboarding and streetwear. Nick Tershay, founder of Diamond is a true visionary in the counterculture space, working with top brands and artists like Nike, Modelo, DJ Khaled, Travis Scott, and many more. We're thrilled to add Urb to that list and bring fresh eyes and innovation to the cannabinoid market. We just recently closed on the acquisition of Oculus CRS, which has been a valuable supplier of high quality, award-winning, packaged flower products, such as joints and blunts.”

Income Statement Highlights – Q1 2023 Compared to Q1 2022:

•         Revenue decreased 31% to $12,461,793, down from $18,088,877

•         One-time, non-cash employee stock compensation expense of $2,138,175, up from $0

•         Net loss of $141,742, down from net income of $2,944,793

•         Basic net loss per common share of $0.01 per share, down from $0.21 basic net income per common share

•         Diluted net loss per common share of $0.01 per share, down from $0.18 diluted net income per common share

•         Basic and diluted weighted average shares outstanding for the three months ended March 31, 2023 were 14,246,745 and 14,246,745, respectively

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Balance Sheet Highlights – March 31, 2023 Compared to December 31, 2022:

•         Cash on hand decreased 2% to $3,470,125, down from $3,530,623

•         Inventory increased 26% to $7,563,500, up from $6,023,967

•         Current assets increased 8% to $14,923,190, up from $13,853,949

•         Current ratio increased 17% to 2.61, from 2.23

•         Working capital increased 20% to $9,210,158, up from $7,643,816

•         No debt as of March 31, 2023

Gerard M. Jacobs, Chairman and CEO of LFTD Partners, said, “During the first quarter of 2023, LFTD Partners recognized a net loss after ten straight quarters of profitability, solely because of the impact of a one-time, non-cash employee stock compensation expense of $2.1 million. At the closing of our acquisition of Lifted Made in February 2020, 645,000 shares of our unregistered common stock were designated as contingent deferred compensation to employees specified by Nick Warrender, as an employee retention incentive. The deferred contingent stock vested on February 24, 2023, and in accordance with US GAAP, we expensed the value of the vested deferred contingent stock. This one-time, non-cash charge swung our company from a positive net income for the quarter of $1.4 million to a net loss of $141,000. But for this charge, LFTD Partners would have reported a basic and fully diluted EPS of $0.10 and $0.09, respectively, for Q1 2023.”

Earnings Conference Call and Webcast Information

LFTD Partners plans to hold a first quarter 2023 earnings conference call and webcast today, Monday, May 15, 2023 at 8:30 AM ET.

Participant phone numbers:

Toll Free: 888-506-0062

International: 973-528-0011

Participant Access Code: 401324

Webcast event link:

https://www.webcaster4.com/Webcast/Page/2916/48446

The participant phone numbers and webcast event link are shown on the Investor Relations section of LFTD Partners' website at https://www.lftdpartners.com/investors.

The webcast replay will also be available on the Investor Relations section of LFTD Partners' website.

Although attendees will have the opportunity to submit questions during the earnings conference call, attendees are encouraged to submit questions prior to the call by emailing them to: jakejacobs@lftdpartners.com.

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About LFTD Partners Inc.

Publicly-traded LFTD Partners Inc., Jacksonville, FL (OTCQB:LIFD) is the parent corporation of Lifted Made, Kenosha, WI (www.urb.shop), which manufactures and sells hemp-derived and psychoactive products under its award-winning Urb and Silly Shruum brands. LFTD Partners Inc. also owns 4.99% of CBD-infused beverage and products maker Ablis (www.AblisBev.com), and of craft vodka, gin and whiskey distillers Bendistillery Inc. d/b/a Crater Lake Spirits (www.CraterLakeSpirits.com) and Bend Spirits, Inc. (www.Bendistillery.com) all located in Bend, OR. Please read LIFD's filings with the U.S. Securities and Exchange Commission which fully describe our business and the Risk Factors associated therewith. Stay updated with our company news and product launches by subscribing to our newsletters at www.LFTDPartners.com and www.urb.shop.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this document are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes the operations, financing, growth, performance, products, plans and expectations of LFTD Partners Inc. and Lifted Made. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to these companies' actual operations, financing, growth, performance, products, plans or results of these companies differing materially from those expressed or implied by the forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results, performance or achievements could differ materially from those anticipated in such forward-looking statements as a result of certain other factors, including the risk factors set forth in LFTD Partners Inc.'s filings with the Securities and Exchange Commission. This press release does not constitute an offer to sell common stock or any other securities of LFTD Partners Inc.

CONTACTS:

Gerard M. Jacobs, Chairman and CEO of LFTD Partners Inc.

(847) 915-2446

GerardMJacobs@LFTDPartners.com

www.LFTDPartners.com

Nicholas S. Warrender, Vice Chairman and COO of LFTD Partners Inc. and CEO of Lifted Made

(224) 577-8148

CEO@urb.shop

www.urb.shop

William C. "Jake" Jacobs, CPA, President and CFO of LFTD Partners Inc. and President of Lifted Made

(847) 400-7660

JakeJacobs@LFTDPartners.com

www.LFTDPartners.com

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